EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended
	March 28, 2008	March 30, 2007
Computation of Earnings:
Income before income taxes	$20	$21
Add:
Interest expense	149	152
Amortization of capitalized interest	1	1
Amortization of debt premium/discount and expenses	4	5
Interest portion of rent expense	19	16

Earnings as adjusted	$193	$195

Computation of Fixed Charges:
Interest expense	$149	$152
Capitalized interest	1	1
Amortization of debt premium/discount and expenses	4	5
Interest portion of rent expense	19	16

Fixed charges	$173	$174

Ratio of Earnings to Fixed Charges (A)	1.12	1.13

(A)	Ratios were calculated prior to rounding to millions.